Exhibit 99.4

Eidos plc
12 December 2003

Results of Extraordinary General Meeting

At an Extraordinary General Meeting of the Company held on Friday, 12 December 2003, the following resolutions were passed.

1. APPROVAL OF SHARE OPTION PLANS

The Chairman proposed the following resolution as an ordinary resolution of the Company and IT WAS RESOLVED that:

(a)	the Eidos 2003 Approved Share Option Plan (the “Approved Plan”), to be constituted in accordance with the draft rules produced to the meeting and signed by the Chairman for the purposes of identification (the principle features of which are summarised in the Appendix to this circular), be and is hereby approved and the directors be and they are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the same into effect, including the making of any alterations which they consider necessary or appropriate to obtain approval thereto from the Inland Revenue;

(b)	the Eidos 2003 Unapproved Share Option Plan (the “Unapproved Plan”), to be constituted in accordance with the draft rules produced to the meeting and signed by the Chairman for the purposes of identification (the principle features of which are summarised in the Appendix to this circular), be and is hereby approved and the directors be and they are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the same into effect, including extending the Unapproved Plan into overseas territories on materially the same terms (but not overall more favourable) as those of the Unapproved Plan (making such modifications to the rules as may be necessary to take account of, to mitigate or to comply with relevant local taxation, securities or exchange control laws as may apply to the Unapproved Plan or any participant therein) provided that any shares made available under such overseas plans are treated as counting against any individual or overall limits in the Unapproved Plan; and

(c)	the directors be and they are hereby authorised to vote, and be counted in the quorum, on any matter connected with the Approved Plan or the Unapproved Plan (or any overseas extension thereto), notwithstanding that they maybe interested in the same (except that no director maybe counted in the quorum, or vote, in respect of his own participation).

2. APPROVAL OF THE EIDOS 2003 PERFORMANCE SHARE PLAN

The Chairman proposed the following resolution as an ordinary resolution of the Company and IT WAS RESOLVED that:

(a)	the Eidos 2003 Performance Share Plan (the “Share Plan”), to be constituted in accordance with the draft rules produced to the meeting and signed by the Chairman for the purposes of identification (the principle features of which are summarised in the Appendix to this circular), be and is hereby approved and the directors be and they are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the same into effect, including making such modifications to the rules as maybe necessary to take account of, to mitigate or to comply with relevant local taxation, securities or exchange control laws as may apply to the Share Plan or any participant therein; and

(b)	the directors be and they are hereby authorised to vote, and be counted in the quorum, on any matter connected with the Share Plan, notwithstanding that they may be interested in the same (except that no director may be counted in the quorum, or vote, in respect of his own participation).

3. REDUCTION IN THE SHARE PREMIUM ACCOUNT

The Chairman proposed the following resolution as a special resolution of the company and IT WAS RESOLVED that the amount standing to the credit of the share premium account of the company be and is hereby reduced by £60,000,000.

Submitted on behalf of the Company by:

Jonathan Ball
Deputy Secretary